Response to item 11 of form SBSE-A

Skandinaviska Enskilda Banken AB ("SEB") is a Swedish Credit Institution licensed by Finansinspektionen (the Swedish supervisor) to provide banking and investment services. The shares of SEB are admitted to trading on Nasdaq OMX Stockholm, i.e. the Swedish regulated market for trading in equities operated by Nasdaq OMX Nordic. SEB is the parent company of the SEB Group.

The business activities of the SEB Group are carried out through the six Divisions; Corporate & Investment Banking (CIB), Wealth & Asset Management (WAM), Business & Retail Banking (BRB), Life, Investment Management and Baltic. Investment Banking (IB) is a business area within CIB.

The *Corporate & Investment Banking division* serves large corporate customers and financial institutions and offers advisory-driven commercial and investment banking services in the Nordic region, Germany, United Kingdom and through an international presence. The division has a full-service Offering supporting enterprises with capital and offering investment opportunities for pension funds and other investors. Customers are offered equity and debt capital markets transaction services, bilateral and syndicated loans as well as advice relating to acquisitions, divestments and mergers; products and services for managing customers' working capital and trade finance; brokerage and trading in foreign exchange, securities, interest rates, commodities and other derivatives; funds and other investment products; post-trade investor services such as custody, risk and valuation services and collateral management; macroeconomic analysis and securities research.

The *Wealth & Asset Management division* offers asset management and investment advisory services and solutions, multi asset sales and execution, financing solutions, financial infrastructure (such as accounts, custody and reporting), administrative support and other relevant financial products and services to High/Ultra High Net Worth individuals, entrepreneurs, executives and professionals, professional Family Offices, family owned industrial holding and investment management companies and foundations. At present the division shall offer its services in the Nordic region, Germany, United Kingdom and through an international presence out of Luxembourg.

The *Business & Retail Banking division* serves private and corporate home bank customers in Sweden with universal and everyday banking services offered to private individuals and smaller companies. In addition, banking and advisory services are provided to medium-sized companies.

The *Baltic division* provides universal banking and advisory services to private individuals and all corporate customer segments in Estonia, Latvia and Lithuania.

Th*e Life and Investment management division* provides life insurance and asset management products and services for private individuals, companies and financial institutions primarily in the Nordic and Baltic regions. The insurance offering covers mainly unit-linked, portfolio bond, and traditional insurance as well as health and sickness insurance. The asset management offering is composed of a broad range of mutual funds and tailored portfolios for institutional investors as well as retail and private banking clients.